UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KEMET Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
488360108
(CUSIP Number)
K Equity, LLC
c/o Platinum Equity, LLC
360 North Crescent Drive
South Building
Beverly Hills, California 90210
(310) 712-1195

with a copy to:

James W. Loss, Esq.
Bingham McCutchen LLP
600 Anton Boulevard, 18th Floor
Costa Mesa, California 92626
(714) 830-0626
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS K Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,416,814*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,416,814*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,416,814*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* See Item 5 hereof.

2 of 14

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS K Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,416,814

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,416,814

WITH	10	SHARED DISPOSITIVE POWER

*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,416,814*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* See Item 5 hereof.

3 of 14

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,416,814

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,416,814

WITH	10	SHARED DISPOSITIVE POWER

*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,416,814*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* See Item 5 hereof.

4 of 14

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,416,814

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,416,814

WITH	10	SHARED DISPOSITIVE POWER

*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,416,814*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* See Item 5 hereof.

5 of 14

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,416,814

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,416,814

WITH	10	SHARED DISPOSITIVE POWER

*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,416,814*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* See Item 5 hereof.

6 of 14

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,416,814

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,416,814

WITH	10	SHARED DISPOSITIVE POWER

*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,416,814*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* See Item 5 hereof.

7 of 14

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Tom Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		8,416,814

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,416,814

WITH	10	SHARED DISPOSITIVE POWER

*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,416,814*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* See Item 5 hereof.

8 of 14

ITEM 1.	Security and Issuer.
This Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as defined below) on July 10, 2009 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on December 20, 2010 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided in this First Amendment, all Items of the Schedule 13D remain unchanged.

ITEM 2.	Identity and Background.
Parts (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this Second Amendment, by adding the following:
This Second Amendment is being filed jointly by (i) K Equity, LLC, a Delaware limited liability company (“K Equity”), (ii) K Holdings, LLC, a Delaware limited liability company, (iii) Platinum Equity Capital Partners II, L.P., a Delaware limited partnership, (iv) Platinum Equity Partners II, LLC, a Delaware limited liability company, (v) Platinum Equity Investment Holdings II, LLC, a Delaware limited liability company, (vi) Platinum Equity, LLC, a Delaware limited liability company, and (vii)Tom Gores, an individual (collectively, the “Reporting Persons”).

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:
The information in Item 6 of this First Amendment is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:
The information in Item 6 of this First Amendment is incorporated herein by reference.

ITEM 5.	Interests in Securities of the Issuer.
Parts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:

9 of 14

The information in Item 6 of this First Amendment is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:
Additional Subsequent Events
On May 24, 2011, K Equity and the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Deutsche Bank Securities Inc. (the “Underwriter”). Pursuant to the terms of the Underwriting Agreement, the Underwriter agreed to purchase from K Equity a portion of the Closing Warrant. Upon acquiring the portion of the Closing Warrant on May 31, 2011, the Underwriter exercised the acquired portion of the Closing Warrant in full on a net exercise basis (as provided in the Closing Warrant), and the Company issued all of the common shares issuable upon such net exercise to the Underwriter. Upon acquiring the shares, the Underwriter sold the shares to the public. The portion of the Closing Warrant that K Equity sold to the Underwriter on May 31, 2011 covered 7,538,062 shares, which permitted a total of 7,000,000 shares to be issued to the Underwriter upon the net exercise thereof.
K Equity sold the foregoing portion of the Closing Warrant to the Underwriter for a price equal to $14.32 per share of stock that the Underwriters sold to the public in the offering (i.e., K Equity did not receive additional consideration for the acquired portion of the Closing Warrant that were attributable to shares forfeited to the Company as part of the net exercise of the warrant). As a result of the foregoing sale of a portion of the Closing Warrant to the Underwriter, K Equity’s remaining portion of the Closing Warrant covers 8,416,814 shares of common stock. Based upon information provided by the Company in the registration statement pursuant to which the shares issued to the Underwriter upon exercise of the acquired portion of the Closing Warrant were sold by the Underwriter, K Equity beneficially owns approximately 16.0% of the Company’s common stock on a post-sale basis.
The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text thereof, which is included as Exhibit 8 hereto, and is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:

10 of 14

Exhibit 8	Equity Underwriting Agreement, dated May 24, 2011, by and among K Equity, LLC, the Company and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by the Company with the SEC on May 31, 2011)

11 of 14

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: May 31, 2011

K EQUITY, LLC

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

K HOLDINGS, LLC

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY CAPITAL PARTNERS II, L.P.

By: PLATINUM EQUITY PARTNERS II, LLC, its general partner

By: PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC, its senior managing member

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY PARTNERS II, LLC By: PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC, its senior managing member

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

12 of 14

PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC

By:	/s/ Eva M. Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

PLATINUM EQUITY, LLC

By:	/s/ Eva M. Kalawski
	Name:	Eva M. Kalawski
	Title:	Executive Vice President, General Counsel and Secretary

/s/ Tom Gores*
Tom Gores, individually

*By:	/s/ Mary Ann Sigler
Mary Ann Sigler, attorney-in-fact

13 of 14

Exhibit Index

Exhibit 8	Equity Underwriting Agreement, dated May 24, 2011, by and among K Equity, LLC, the Company and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by the Company with the SEC on May 31, 2011)

14 of 14